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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                      ------------------------------------

                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP

                            (Name of Subject Company)

                         QUADRANGLE ASSOCIATES I L.L.C.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)

                                      NONE

                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                Michael L. Ashner

                             Chief Executive Officer

                                WIN Manager Corp.

                        100 Jericho Quadrangle, Suite 214

                             Jericho, New York 11753
                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized

           to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation*:  $3,758,640               Amount of Filing Fee: $715.73

--------------------------------------------------------------------------------


* For purposes of calculating the fee only. This amount assumes the purchase of 22,366.5 units of limited partnership interest ("Units") of the subject partnership for $160 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

                                                            (cover page 1 of 2)


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                                                            (cover page 2 of 2)

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $715.73
Form or Registration No.:  Schedule 14D-1
Filing Party:  Quadrangle Associates I L.L.C.

Date Filed:  August 23, 1999


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CUSIP No. NONE                           14D-1                           Page 3


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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                         Quadrangle Associates I L.L.C.

                                  ------------

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]

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3.       SEC Use Only

-------------------------------------------------------------------------------

4        Sources of Funds

                                       WC

-------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                              [ ]

-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                                    Delaware

-------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

-------------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]

-------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                        0

-------------------------------------------------------------------------------

10.      Type of Reporting Person

                                       OO

--------------------------------------------------------------------------------



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CUSIP No. NONE                           14D-1                           Page 4


--------------------------------------------------------------------------------

1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.

                                    ---------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]

-------------------------------------------------------------------------------

3.       SEC Use Only

-------------------------------------------------------------------------------

4        Sources of Funds

                                       N/A

-------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                              [ ]

-------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                           Delaware

-------------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

-------------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares     [ ]

-------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                        0

-------------------------------------------------------------------------------

10.      Type of Reporting Person

                                       CO

--------------------------------------------------------------------------------



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CUSIP No. NONE                           14D-1                           Page 5


                        AMENDMENT NO. 2 TO SCHEDULE 14D-1

         This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on August 23, 1999 by Quadrangle Associates I L.L.C., a Delaware limited liability company (the "Purchaser"), and WIN Manager Corp., as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 20, 1999, relating to the tender offer by the Purchaser to purchase up to 22,366.5 outstanding units of limited partnership interest ("Units") of Winthrop Partners 80 Limited Partnership (the "Partnership"), at a purchase price of $160 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 1999, as Supplemented by Supplement No. 1 thereto dated September 20, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), to provide certain additional information.

ITEM 10. ADDITIONAL INFORMATION

         Item 10 is hereby amended to add the following:

         (f) Notwithstanding anything to the contrary set forth in the Offer to Purchase or the Statement, the Purchaser will not terminate the Offer unless one of the enumerated items set forth in Section 14 of the Offer to Purchase occurs.

         Pursuant to the Partnership's original prospectus which was filed in 1980 in connection with the sale of units of limited partnership interest in the Partnership, it was anticipated that the Partnership's properties would be liquidated within 7 to 12 years. However, the Partnership has not yet liquidated all of its properties and, to the Purchaser's knowledge, there is no set time table for such liquidation. Please note, however, that the Partnership is scheduled to terminate on December 31, 2008.


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CUSIP No. NONE                           14D-1                           Page 6



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 1999

                         QUADRANGLE ASSOCIATES I L.L.C.

                         By:      WIN Manager Corp.



                         By:  Michael L. Ashner
                             ----------------------------------------------
                              Michael L. Ashner
                              Chief Executive Officer

                         WIN MANAGER CORP.


                         By:  Michael L. Ashner
                             ----------------------------------------------
                              Michael L. Ashner
                              Chief Executive Officer